[Letterhead of Sullivan & Cromwell LLP]

August 23, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Joseph Cascarano

Robert S. Littlepage

Re:	Mynaric AG

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023

File No. 001-41045

Dear Mr. Cascarano and Mr. Littlepage:

On behalf of our client, Mynaric AG (the “Company”), we are writing to respond to the letter, dated August 9, 2023, from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”).

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Technology	-2-

Form 20-F for Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.

Please include a new Report of Independent Registered Public Accounting Firm in your amendment indicating the name of the audit firm and include an audit firm signature. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 20-F/A. Refer to Rule 2-02 of Regulation S-X as referenced by Instruction 2 to Item 8.A.2 of Form 20-F.

Response:

The fully amended Annual Report has been filed on Form 20-F/A on August 23, 2023 to include the signed auditor’s report on page F-2, the PCAOB ID of the independent registered public accounting firm on page F-1, the necessary certifications and the updated consent of the independent registered public accounting firm.

*    *    *

If you would like to discuss any aspect of the Amendment No. 1, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Mustafa Veziroglu, Chief Executive Officer

Stefan Berndt-von Bülow, Chief Financial Officer

Joachim Horwath, Chief Technology Officer

(Mynaric AG)